Exhibit 3.3

DEAN HELLER
Secretary of State	Entity #
204 North Carson Street, Suite 1	C26612-2004
Carson City, Nevada 89701-4069	Document Number:
(775) 684-5708	20060804994-02TD>
Website: secretaryofstate.biz

Date Filed:
Certificate of Amendment	12/15/2006 9:56:21 AM
(Pursuant to NRS 78.385 and 78, 390)
In the office of
/s/ Dean Heller

Dean Heller
Secretary of State

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
 (Pursuant to NRS 78,385 and 78,390 - After Issuance of Stock)

1. Name of corporation:
 Merchandise Creations, Inc.

2. The articles have been amended as follows (provide article numbers, if available):
First Article of the Articles of Incorporation: The name of the corporation is Intelligentias, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 94.9%

4. Effective date of filing (optional): 12/15/06                         (must not be later than 90 days after the certificate is filed)

5. Office Signature (required): /s/ Robert B. Turner

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State AM 38,385 Amend 2003